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                                                              EXHIBIT (a)(5)(ix)

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DISTRICT COURT, CITY AND COUNTY OF
DENVER, COLORADO
1437 Bannock Street
Denver, CO 80202
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Plaintiffs:  STEVEN SCHEIBE, On Behalf of Himself
and All Others Similarly Situated,

v.                                                          COURT USE ONLY
                                                      --------------------------
                                                       Case Number:  01 CV 1210
Defendants:  BARRETT RESOURCES CORP., PETER
A. DEA, DERRILL CODY, WILLIAM W. GRANT, III,           Courtroom:
C. ROBERT BUFORD, JAMES M. FITZGIBBONS,
HENNIE L.J.M. GIESKES, and PHILIPPE S.E.
SCHREIBER,

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ATTORNEYS FOR PLAINTIFFS:

Robert J. Dyer III (5734)
Jeffrey A. Berens (28007)
John M. Martin (27099)
DYER & SHUMAN, LLP
801 East 17th Avenue        (303) 861-3003
Denver, CO 80218-1417       Fax:  (303) 830-6920
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                            CLASS ACTION COMPLAINT
                         FOR BREACH OF FIDUCIARY DUTY
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                                   INTRODUCTION

     1. This class action seeks injunctive relief to prevent Barrett Resources Corp. ("Barrett" or the "Company") and its directors from agreeing to Shell's offer to acquire Barrett which is designed to prevent shareholders of Barrett from receiving the greatest consideration possible for their shares, including their respective interests in the Company's natural gas properties. Defendants are compelled by law to refrain from erecting any provisions which impede the maximization of shareholder value and/or divert consideration to Barrett's public shareholders.
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                              JURISDICTION AND VENUE

     2. This Court has jurisdiction over Barrett because Barrett conducts business in this County and has material contacts with the State of Colorado as it has devoted a material portion of its assets to the discovery of natural gas in this State, owns property in this County, and has entered into contracts for the requiring of performance by defendants in Colorado. Further, the above acts were done in the normal and usual business of the Company. The amount in controversy is less than $75,000. This action seeks equitable relief only. Thus, this action is not governed by the Securities Litigation Uniform Standards Act and is not removable.

     3. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

                                   THE PARTIES

     4. Plaintiff Steven Scheibe is and has been at all relevant times the owner of Barrett common stock.

     5. Barrett explores for and produces natural gas and crude oil. The Company produces oil and gas in the Rocky Mountain Region, the Mid-Continent Region, and the Gulf of Mexico Region. Barrett also owns interests in and operates a natural gas gathering system, a pipeline, and a natural gas processing plant.

     6. a. Defendant Peter A. Dea ("Dea") is the Chairman and CEO of Barrett;

        b. Defendant Derrill Cody ("Cody") is a director of the Company;

        c. Defendant William W. Grant, III ("Grant") is a director of the Company;

        d. Defendant C. Robert Buford ("Buford") is a director of the Company;

        e. Defendant Kevin Keenan ("Keenan") is a director of the Company;

        f. Defendant James M. Fitzgibbons ("Fitzgibbons") is a director of the Company;

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        g. Defendant Hennie L.J.M. Gieskes ("Gieskes") is a director of the
Company; and

        h. Defendant Philippe S.E. Schreiber ("Schreiber") is a director of the Company.

     7. The individual defendants named above in (P)6(a)-(h) (the "Individual Defendants"), as officers and/or directors of the Company, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                             CLASS ACTION ALLEGATIONS

     8. Plaintiff brings this action pursuant to Rule 23 of the Colorado Rules of Civil Procedure, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

     9. This action is properly maintainable as a class action for the following reasons:

        a. The Class is so numerous that joinder of all members is impracticable. As of November 8, 2000, there were 33 million shares of Barrett common stock outstanding, owned beneficially by hundreds, if not thousands, of shareholders.

        b. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

           i. whether defendants have engaged and are continuing to engage in a plan designed to obtain personal benefits for themselves and prevent shareholders from obtaining the highest price possible for their shares at the expense of the members of the Class;

           ii. whether the defendants have complied with their fiduciary duties to plaintiff and the other members of the Class, including their duties of fair dealing, loyalty, due care, and candor; and

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           iii. whether plaintiff and the other members of the Class would be irreparably harmed if defendants are not enjoined from the conduct described herein.

        c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

        d. A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impracticable and undesirable for each member of the Class, who has suffered or will suffer harm, to bring a separate action.

        e. Moreover, defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                      BACKGROUND AND SUBSTANTIVE ALLEGATIONS

     10. Barrett explores for and produces natural gas and crude oil. The Company produces oil and gas in the Rocky Mountain Region, the Mid-Continent Region, and the Gulf of Mexico Region. Barrett also owns interests in and operates a natural gas gathering system, a pipeline, and a natural gas processing plant.

     11. Because of low inventories, natural gas prices in the U.S., the world's largest energy-consuming country, have risen 90 percent in the last year. In December, futures prices in New York reached a record $10.10 for each million British Thermal Units, more than four times higher than a year earlier.

     12. Shell sought to capitalize on Barrett's expansive reserves which Barrett's shareholders were on the verge of benefitting from and offered to acquire Barrett when its shares had come under pressure.

                              THE ACQUISITION OFFER

     13. On March 7, 2001, Shell issued a press release stating it had offered to buy Barrett for $2.2 billion. The press release provided:

     Royal Dutch/Shell Group offered to buy Barrett Resources Corp., a Denver-based natural gas producer, for $2.2 billion in a plan to boost its holding in the U.S., where gas prices last year reached a record high.

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          Shell proposed $55 a share, or $1.8 billion,... before an approach was made to Barrett directors. Barrett shares soared as high as $61.25 in expectation of a better offer. Shell would also assume some $400 million of debt, a statement said.

          "Shell appreciates the seriousness with which Barrett's board is approaching our proposal," said Walter van de Vijver, president of Shell Exploration & Production Co., a unit of Shell Oil Co., in a statement. "Absent a positive response from Barrett's board, Shell intends to commence a fully funded, all cash tender offer for all outstanding Barrett shares."

     14. The aforesaid offer is in furtherance of a fraudulent plan to acquire Barrett while it was trading at depressed levels associated with general market conditions which, if not enjoined, will result in the elimination of the public stockholders' equity interest, as described herein. More particularly, for defendants to agree to the offer, it would be in violation of their fiduciary duties and has been timed and structured unfairly in that:

        a. The offer is designed and intended to eliminate members of the class as stockholders of the Company from continued equity participation in the Company at a price per share which the Individual Defendants know or should know is grossly unfair and inadequate;

        b. The Individual Defendants have unique knowledge of the Company and have access to information denied or unavailable to the Class, and without all material information, Class members are unable to determine whether the price offered in the transaction is fair; and

        c. The offered price is $5 below where Barrett is now trading.

     15. The announcement of the offer was timed to freeze out Barrett's public shareholders in order to capture for Shell the Company's future potential without paying an adequate or fair price to the Company's public shareholders.

     16. The announcement of the offer was timed to place an artificial lid on the market price of Barrett's stock so that the market would not reflect the Company's improving potential, thereby purporting to justify an unreasonably low price.

     17. Shell has access to the internal financial information about Barrett, its true value, expected increase in true value and the benefits of continued ownership of the

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Company to which plaintiff and the Class are not privy. Shell is using such inside information to benefit itself in this transaction, to the detriment of the Company's public stockholders.

     18. Unless enjoined by this Court, the Individual Defendants will breach their fiduciary duties owed to plaintiff and the Class and will allow Shell to consummate the offer to the irreparable harm of plaintiff and the Class.

     19. Plaintiff and the Class have no adequate remedy at law.

                                PRAYER FOR RELIEF

     WHEREFORE, plaintiff preliminarily and permanent demands injunctive relief as follows:

     (1) Declaring this to be a proper class action and naming plaintiff as Class representative;

     (2) Enjoining defendants from agreeing to Shell's offer to acquire Barrett for $55 per share;

     (3) Ordering defendants to implement a fair and objective process to sell the Company to ensure the maximization of shareholder value; and

     (4) Granting such other and further equitable relief as may be just and proper.


Dated:  March 7, 2001                    DYER & SHUMAN, LLP

                                         __________________________________
                                         Robert J. Dyer III (5734)
                                         Kip B. Shuman(23593)
                                         Jeffrey A. Berens (28007)
                                         John M. Martin (27099)
                                         801 East 17th Avenue
                                         Denver, CO 80218-1417
                                         Telephone:  303/861-3003
                                         303/830-6920 (fax)

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                                         MILBERG WEISS BERSHAD
                                          HYNES & LERACH LLP
                                         William S. Lerach
                                         Darren J. Robbins
                                         Randall H. Steinmeyer
                                         600 West Broadway, Suite 1800
                                         San Diego, CA 92101
                                         Telephone:  619/231-1058
                                         619/231-7423 (fax)

                                         CAULEY, GELLER, BOWMAN
                                          & COATES, LLP
                                         Paul J. Geller
                                         One Boca Place, Suite 421A
                                         2255 Glades Road
                                         Boca Raton, FL  33431
                                         Telephone:  561/750-3000
                                         561/750-3364 (fax)

                                         Attorneys for Plaintiff
Plaintiff's Address

1411 N. Sandberg Terrace
Chicago, Illinois 60610

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